VOZROZHDENIE BANK

File № 82-4257

RECEIVED
2006 OCT 25 A 9:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Vozrozhdenie Bank
7/4 Luchnikov Per., Bldg. 1, Moscow, GSP, 101990, Russia
Tel. +7 (495) 777-0888, Fax +7 (495) 620-1999
vbank@co.voz.ru // www.vbank.ru

Date: 08.09.06.
No: 1101/7352

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

06017975

SUPPL

Re: Exemption № 82-4257

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Joint stock company Bank «Vozrozhdeniye» forward to you Message about material facts.

PROCESSED
NOV 0 2 2006
THOMSON FINANCIAL

Sincerely,

Alexander V.Dolgopolov
Deputy Chairman of the Board

dw 10/31

Luchnikov Pereulok 7/4, Moscow GSP-9, Russia, 101999
Phone (495) 777-0-888, Telefax (495) 620-19-99

vbank@co.voz.ru
www.vbank.ru

Message about material facts
«Information about accrued and/or paid income on the issuer's securities»,
«Information about the terms of fulfillment of the issuer's commitments to the securities owners (holders)»

1. General information.	
1.1. Full official name of issuer	Joint Stock Company Bank Vozrozhdenie
1.2. Abbreviated official name of issuer	V. Bank
1.3. Residence of issuer	7/4, Luchnikov Lane, building 1, Moscow, 101999, Russian Federation
1.4. Basic state registration number of issuer	1027700540680
1.5. Taxpayer identification number of issuer	5000001042
1.6. Unique code attributed to issuer by registration authority	1439
1.7. Address of web site used by issuer for disclosure of information	http://www/vbank.ru/investors/material-facts
1.8. Name of printed periodical (periodicals) used by issuer for disclosure of information	Daily News. Moscow Region
1.9. Code (codes) of material fact (facts)	0600143929082006, 0900143929082006

2. Content of the Message	
2.1. Category (type), series and other identification characteristics of securities	– ordinary non-documentary registered shares, – preference non-documentary registered shares with fixed dividend
2.2. State registration number of the share issue (additional issue), date of state registration, name of the registration body executing state registration of the share issue	– 10101439B, April 12th 1991; – 20201439B, March 6th 2002 Registration body: Central Bank of the Russian Federation
2.3. Content of the Issuer's commitment, and for monitory liability or any other commitment, which can be expressed in monitory terms – the amount of such liability in monitory terms	Commitment to pay dividends on ordinary non-documentary registered shares and preference non-documentary registered shares with a fixed dividend The amount pf such liability in monitory terms: RUR 11,936,357 (Eleven million nine hundred thirty six thousand three hundred fifty seven).
2.4. The Issuer's governing body, taking decision to pay (declare) dividends on the Issuer's shares	General Meeting of shareholders of V.Bank
2.5. Date of taking decision to pay (declare) dividends on the Issuer's shares	June 30th 2006
2.6. Date of drawing up the minutes of the meeting of the authorized governing body, taking decision to pay (declare) dividends on the Issuer's shares	July 10th 2006 (Minutes # 1)
2.7. Total amount of dividends on the Issuer's shares of a certain category (type) and the amount of dividend per share of a certain category (type).	Total amount of dividends accrued on: – ordinary non-documentary registered shares – RUR 9,374,347 – preference non-documentary registered shares with a fixed dividend – RUR 2,589,010 Amount of dividend accrued on: – one ordinary non-documentary registered share with nominal value of RUR 10 – RUR 0,50; – one preference non-documentary registered

	share with a fixed dividend and nominal value: RUR 10 – RUR 2.
2.8. Form of paying income on the Issuer's shares (monitory funds, other ownership)	For legal entities – in a cashless, monitory form in RUR of the Russian Federation; for individuals – in a cashless or in cash, monitory form in RUR of the Russian Federation.
2.9. The date, when the Issuer's commitment is to be fulfilled, and in case the commitment is to be fulfilled by the Issuer within the certain term (period of time) – the deadline.	Dividends were paid out from August 21st 2006 to August 29th 2006 in a cashless form in accordance with banking details stored in the system of keeping the Register of shareholders of Bank Vozrozhdenie (OAO). If banking details were absent, dividends to shareholders–individuals were paid out through cash offices of the Bank's branches beginning with August 21st 2006.
2.10. Total amount of dividends paid out on the Issuer's shares	RUR 10,443,067 (Ten million four hundred forty three thousand sixty seven).
2.11. The fact of fulfillment or non-fulfillment (default) of the Issuer's commitment.	Commitment is fulfilled not in full.
2.12. In case of non-fulfillment by the Issuer of his commitment (default) the reason for such default must be stated, and with regard to monitory liability or other commitment, which can be expressed in monitory terms – also the amount of such commitment in monitory terms, in which it is not fulfilled.	The reason for incomplete commitment is non-presenting by shareholders to the Bank Vozrozhdenie's branches of banking details for transferring dividends, as well as non-appearance of the shareholders, who chose to receive dividends in cash, at the cash offices of the Bank's branches. The amount of such incomplete commitment in monitory terms: RUR 1,520,290 (One million five hundred twenty thousand two hundred and ninety).

3. Signature		
3.1. Deputy Chairman of the Board	(*signature*)	M.M.Nakhmanovich
3.2. 30 August, 2006	*Stamp*	